AMENDED ANNUAL INFORMATION FORM

For the year ended December 31, 2017

Dated as of April 23, 2018
(except dated as of May 9, 2018
in respect of the technical report on the Las Chispas project amended May 9, 2018 and incorporated by reference and filed May 10, 2018 and
in respect of updated disclosures on the El Gueriguito concession of the Cruz de Mayo project)

FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in its operations, planned exploration of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs; estimates of mineralization from underground sampling results and drilling results; accessibility of properties; and the Company’s ability to raise and manage capital resources and meet working capital requirements.

Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; precious metals prices; availability of funds; ability to develop and finance projects; availability of skilled labour; timing and amount of expenditures related to exploration and drilling programs; and effects of regulation by governmental agencies.

Forward looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; dependence on key personnel; and general market and industry conditions.

Forward looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward looking statements included in this Annual Information Form if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

TABLE OF CONTENTS

1.	GENERAL		1
	1.1	Date of Information	1
	1.2	Conversion Table	1
	1.3	Technical Abbreviations	1
	1.4	Currency	1
	1.5	Qualified Persons	1
2.	CORPORATE STRUCTURE		2
	2.1	Name, Address and Incorporation	2
	2.2	Intercorporate Relationship	2
3.	GENERAL DEVELOPMENT OF THE BUSINESS		2
	3.1	Overview	2
	3.2	Three Year History	2
	3.3	Significant Acquisitions	5
4.	DESCRIPTION OF BUSINESS		5
	4.1	General	5
	4.2	Risk Factors	6
	4.3	Mineral Projects	9
5.	DIVIDENDS		25
	5.1	Dividends	25
6.	CAPITAL STRUCTURE		25
	6.1	General Description of Capital Structure	25
7.	MARKET FOR SECURITIES		26
	7.1	Trading Price and Volume	26
8.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER		26
	8.1	Escrowed Securities	26
9.	DIRECTORS AND OFFICERS		27
	9.1	Name, Occupation and Security Holding	27
	9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	29
	9.3	Conflicts of Interest	30
10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		30
	10.1	Legal Proceedings	30
	10.2	Regulatory Actions	30
11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		31
	11.1	Interest of Management and Others in Material Transactions	31
12.	TRANSFER AGENT AND REGISTRARS		31
	12.1	Transfer Agent and Registrars	31
13.	MATERIAL CONTRACTS		31
	13.1	Material Contracts	31
14.	INTERESTS OF EXPERTS		31
	14.1	Names of Experts	31
	14.2	Interests of Experts	31
15.	ADDITIONAL INFORMATION		32

1.	GENERAL

1.1	Date of Information

All information in this Annual Information Form is as of April 23, 2018, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.

1.2	Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3	Technical Abbreviations

Ag	silver	Mo	molybdenum
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
Cu	copper	RC	reverse circulation
g	grams	t	tonne
gpt or g/t	grams per tonne	tpd	tonnes per day
ha	hectares	tr	trench
km	kilometres	W	tungsten
m	metres

1.4	Currency

All dollar ($) amounts stated in this Annual Information Form refer to Canadian dollars ($ or Cdn.$) unless United States dollars (U.S.$) are indicated. On April 23, 2018, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$0.7792 (Cdn.$1.00 = U.S.$1.2833) . On December 31, 2017, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2545 (Cdn.$1.00 = U.S.$0.7971) .

1.5	Qualified Persons

N. Eric Fier, CPG, P. Eng, is a “qualified person” within the meaning of NI 43-101, and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest Metals. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See “Interests of Experts – Names of Experts”.

2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

SilverCrest Metals Inc. (“SilverCrest Metals” or the “Company”) was incorporated under the name “1040669 B.C. Ltd.” under the Business Corporations Act (British Columbia) (“BCBCA”) on June 23, 2015. The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to “SilverCrest Metals Inc.”.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

2.2	Intercorporate Relationship

Minera La Llamarada, S.A. de C.V., a Mexico corporation (“La Llamarada”), Babicanora Agricola del Noroeste, S.A. de C.V., a Mexico corporation, and NorCrest Metals Inc., a British Columbia company, are beneficially wholly-owned subsidiaries of the Company.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Overview

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts.

The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico. The Company’s current main focus is its Las Chispas property (“Las Chispas”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totaling approximately 1,400.96 hectares. The Company’s other material property is the Cruz de Mayo property (“Cruz de Mayo”), located in Sonora, Mexico.

The Company has a portfolio of four other mineral properties, which are comprised of the Huasabas Property (Sonora, Mexico), Guadalupe Property (Durango, Mexico), Angel de Plata Property (Sonora, Mexico) and Estacion Llano Property (Sonora, Mexico).

The Company’s common shares are currently traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SIL” and on the OTCQX under the symbol “SVLC”.

3.2	Three Year History

2015

Upon the Company’s incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. (“SilverCrest Mines”). The Company was established as part of an arrangement (the “Arrangement”) completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. (“First Majestic”) acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines. The common shares of the Company (the “Common Shares”) commenced trading on the TSX-V at opening on October 9, 2015.

At the time of the Arrangement, the Company considered Cruz de Mayo to be its material property and had five other properties in Mexico: Las Chispas, Huasabas, Guadalupe, Angel de Plata and Estacion Llano.

In connection with the Arrangement, the Company had available working capital of approximately $5,250,000. In November 2015, the Company completed a non-brokered private placement of 16,665,143 units at a price of $0.15 per unit for gross proceeds of approximately $2.5 million. Each unit consisted of one common share of the Company and one half of a common share purchase warrant of the Company, with each whole warrant being exercisable for one common share of the Company at a price of $0.20 per share until November 19, 2017.

2016

Las Chispas

In early 2016, the Company completed initial general exploration activities on Las Chispas, including mapping, sampling and geochemical analysis. As a result of the initial work, the Company began its Phase I exploration program in late March 2016, which included the rehabilitation of several historic silver-gold mines at Las Chispas covering 11.5 kilometres and a surface drilling program of approximately 3,000 metres.

On June 9, 2016, the Company announced the extension of its surface drilling program from 3,000 metres to 5,000 metres. By June 9, 2016, 15 holes had been completed for a total of approximately 3,700 metres. All holes had intersected quartz stockwork and veining.

On August 18, 2016, the Company announced the completion of its Phase I surface drilling program, with the Company having drilled 22 core holes for a total of approximately 6,400 metres. A combined 19 holes were drilled in Las Chispas and William Tell veins, and 3 holes were drilled in the La Victoria area near the Babicanora vein.

On October 31, 2016, the Company completed a technical report titled “Technical Report on the Las Chispas Property, Sonora, Mexico”.

By November 2016, the Company had accessed approximately 7 kilometres of underground working in connection with its underground rehabilitation. As the Company opened and explored the underground workings, it collected samples at intervals of 2 to 3 metres along strike length of veins. The Company also received an underground drilling permit for Las Chispas, including the permission to mine a 100,000-tonne bulk sample for testing and processing off-site. With these permits in place, the Company commenced its Phase II exploration program in November 2016.

Huasabas Property

In 2016, the Company completed its drill project at its 100% owned Huasabas property located in Sonora, Mexico. Approximately 1,091 metres of drilling was completed in five (5) core holes.

Bought Deal Prospectus Offering

To finance Phase II exploration, SilverCrest Metals completed a prospectus offering (the “2016 Prospectus Offering”) of 5,232,500 units of the Company at a price of $2.20 per unit for gross proceeds of $11,511,500 in December 2016. Each unit consisted of one common share of SilverCrest Metals and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of SilverCrest Metals at an exercise price of $3.00 per share until December 6, 2018. The warrants were listed and posted for trading on the TSX-V on December 9, 2016, under the trading symbol “SIL.WT”. In connection with the offering, the Company paid the underwriters a 6% cash commission.

2017

Las Chispas

During 2017, the Company continued Phase II exploration at Las Chispas.

By January 18, 2017, the Company had drilled 12 holes for a total of 2,400 metres in the Phase II program. Surface drilling at the northern extension of the Las Chispas and William Tell veins continued to further expand and grid drill for resource estimation. Underground drilling of three holes at the Babicanora Vein had also been completed. All holes intercepted quartz stockwork, quartz veining and shear zone.

On March 2, 2017, the Company announced that approximately 50% of the Las Chispas Phase II exploration program had been completed, with 20 holes drilled totaling about 4,500 metres. Fourteen holes were drilled in the Las Chispas and William Tell veins, and six holes were drilled in the Babicanora Vein.

On April 17, 2017, La Llamarada purchased a 2,500 hectare ranch which covers approximately 40% of the surface rights over the Las Chispas mining concessions.

On May 11, 2017, the Company announced the completion of approximately 85% of the Las Chispas Phase II exploration program, with 38 core holes having been drilled totalling about 8,500 metres. Twenty-four holes were drilled in the Las Chispas and William Tell vein, twelve holes were drilled in the Babicanora Vein and one hole was drilled in each of Espiritu Santo and Varela veins.

In June 2017, the Company expanded its Phase II exploration program from its initial program of an 8,000 to 10,000 metre underground and surface core drill program. By June 22, 2017, the Company had drilled 14,205 metres at both the Las Chispas and Babicanora areas, with plans to drill an additional 3,500 metre in Phase II by the end of July 2017.

In August 2017, the Phase II exploration program was again expanded for a total of 23,000 to 25,000 metres. The Company had completed its surface drilling in the Las Chispas area, but continued surface drilling in the Babicanora area. In addition to core drilling, the Phase II exploration program at Las Chispas included continuing underground rehabilitation, underground channel sampling, expanded surface mapping and sampling in the district, initial metallurgical work and auger drilling to determine accurate volumetrics and grade of historic dumps.

On October 26, 2017, the Company announced that the Phase II exploration program had been expanded to approximately 29,000 metres, of which 25,000 metres had already been drilled. When combined with the Company’s Phase I exploration program of 6,500 metres in 2016, the Company had drilled a total of approximately 35,000 metres in 141 holes covering a cumulative vein strike length of approximately 2.5 kilometres out of 12 kilometres. All of the holes drilled intercepted epithermal quartz veining, stockwork veinlets and/or breccia.

In November 2017, Llamarada signed a lease agreement for a term of 20 years with Maria Dolores Pesqueira Serrano for the lease of the Tetuachi Ranch of 32.3 ha of land situated in Arizpe, Sonora, on payment of a rental fee of US$2,000 during exploration phase and US$7,000 during exploitation phase.

Cruz de Mayo Property

In December 2017, SilverCrest Metals terminated an assignment agreement by which it had an option to purchase a 100% interest in the El Gueriguito concession located on the Cruz de Mayo property. As a result, the Company recorded impairment expense of $76,387 for previously capitalized costs relating to this concession as of December 31, 2017. In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of U.S.$50,000. As of the date hereof, the Company’s mineral concessions for the Cruz de Mayo Project are in good standing.

Bought Deal Private Placement

On December 19, 2017, the Company completed a private placement (the “2017 Private Placement”) of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,450. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.45 per share until December 19, 2019. In connection with the offering, the Company paid the underwriters a cash commission of $568,282. Proceeds from the offering were used for the preparation of SilverCrest Metals’ initial mineral resource estimate, to further finance exploration activities at Las Chispas and general working capital.

2018

Private Placement

In connection with the appointment of Christopher Ritchie as President of the Company, the Company completed a private placement of $749,988 with Mr. Ritchie. The private placement, which closed on January 17, 2018, is comprised of 451,800 units at a price of $1.66 per unit, with each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $2.29 per share for a term of two years.

Las Chispas

In early 2018, the Company announced an initial resource estimate for the Las Chispas Property, and filed an independent NI 43-101 technical report disclosing the Las Chispas Property resource estimate. The results of the Company’s Phase I and II exploration programs make up the components of the data used in the initial resource estimate. The resource estimate is focused on an estimated 3.5 kilometres of approximately 12 known kilometres of cumulative vein strike length in the district. During the second half of 2018, the Company plans on advancing the project by completing a preliminary economic assessment and continuing Phase III drilling to provide an updated resource report. See “Mineral Projects – Las Chispas Property”.

In February 2018, La Llamarada purchased the Rancho Cuesta Blanca covering 671.9 hectares of surface rights. The Company now owns approximately two thirds of the surface rights covering its optioned mining concessions.

Guadalupe Property

During late February, 2018, the Company entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. See “Other Exploration Properties – Guadalupe Property”.

3.3	Significant Acquisitions

The Company has not made any significant acquisitions since it became a reporting issuer upon completion of the Arrangement.

4.	DESCRIPTION OF BUSINESS

4.1	General

The Business of the Company

The Company is a Canadian precious metals exploration company that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s precious metal districts.

The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

For the last two fiscal years, the Company has been focused on the exploration program of Las Chispas. For a summary of the activities at Las Chispas, see “General Development of the Business – Three Year History”.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting. The Company has a number of executive officers and employees with extensive experience in mining, geology, exploration and development in Mexico and other parts of North, Central and South America and elsewhere, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in North America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See “Risk Factors – Competitive Conditions”.

Employees

As at the date hereof, the Company and its subsidiaries have an aggregate of approximately 9 full-time employees and 7 contractors. All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Foreign Operations

The Company’s activities are currently focused on the exploration of Las Chispas and Cruz de Mayo located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, a developing economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. See “Risk Factors – Foreign Operations”.

4.2	Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Risks Inherent in the Mining Business

The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves significant financial risks over a significant period of time that even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation and development of mineral deposits will result in commercial quantities of ore.

Even after the commencement of mining operations, such operations may be subject to risks and hazards, including availability of a suitably trained or trainable labour force, an effective working relationship between the Company and its labour force, successful renegotiation of labour contracts when they expire, particularly with respect to its unionized labour force and related collective agreement, environmental hazards, industrial accidents, unusual or unexpected geological formations or conditions, unanticipated metallurgical difficulties, the ability to acquire on a timely basis the equipment and materials necessary to operate the mine at full planned capacity, weather conditions (including historically unforeseen and unpredictable changes in weather patterns such as significantly increased severity of adverse conditions), rock bursts, cave-ins or other ground control problems, seismic activity, flooding, water conditions and concentrate losses. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse government action.

No History of Operations or Earnings

The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development. The Company will require additional financing to further explore, develop, acquire, and achieve commercial production on, its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its property interests and carry out its business plan.

There can be no assurance that any of the Company’s properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

No Mineral Production

The Company does not have an interest in a producing mineral property. There is no assurance that commercial quantities of minerals will be discovered at any Company property, nor is there any assurance that any future exploration programs of the Company on any of its properties will yield any positive results. Even where potentially commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral reserves can be profitably produced thereon. Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of mineral resources, availability of additional capital and financing and the nature of any mineral deposits.

Global Financial Conditions

Recent global financial conditions have been characterized by increased volatility, and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions may affect the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company’s operations could be negatively impacted.

Competitive Conditions

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Commodity Markets

The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuations, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of Key Personnel

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s exploration and development activities expand, it will require additional key personnel. The Company does not maintain life insurance for such personnel. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company’s future operations and financial condition.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Foreign Operations

The Company’s properties are located in Mexico and therefore exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company was to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain of the claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Surface Rights

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Additional Capital and Financing Risks

The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects.

4.3	Mineral Projects

The Company currently has active mineral property interests in Mexico.

4.3.1	Las Chispas Property

The information in this Annual Information Form with respect to Las Chispas is the executive summary extracted from a technical report entitled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective February 12, 2018, as amended May 9, 2018, pertaining to Las Chispas (the “Las Chispas Report”) that was commissioned by and prepared for SilverCrest Metals by Tetra Tech Canada Inc. in compliance with NI 43-101. Mr. P. James F. Barr is the author of the Las Chispas Report and is a “Qualified Person” and considered “independent” as both those terms are defined in NI 43-101. The Las Chispas Report is incorporated by reference in its entirety into this Annual Information Form.

The following summary does not purport to be a complete summary of the Las Chispas property and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas Report and is qualified in its entirety with reference to the full text of the Las Chispas Report. Readers should read this summary in conjunction with the Las Chispas Report which may be inspected at the head office of SilverCrest Metals at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours. It can also be accessed under SilverCrest Metals’ profile on SEDAR at www.sedar.com.

Tetra Tech Canada Inc. (Tetra Tech) was retained by SilverCrest Metals Inc. (SilverCrest) to prepare a National Instrument 43-101 (NI 43-101) Technical Report to document the maiden Mineral Resource Estimate for the Las Chispas Property (Las Chispas or the Property), located in the State of Sonora, Mexico. The effective date of this report is February 12, 2018.

Las Chispas is the site of historical production of silver and gold from narrow high-grade veins in numerous underground mines dating back to approximately 1640. The bulk of historical mining occurred between 1880 and 1930 by the Pedrazzini Gold and Silver Mining Company. Minimal mining activity is believed to have been conducted on the Property since this time. In 1910, annual production for three years trailing ranged between 3,064 and 3,540 tonnes with grades on average over the period of 1.29 ounces per tonne gold and 173 ounces per tonne silver. High-grades in the mine are a result of the concentration and formation of numerous secondary sulphide and antimonide minerals, mainly argentite/acanthite, stephanite, polybasite and pyrargyrite. Numerous mineral specimens from the mine were donated to museums and educational institutions, most notably those on display at the American Museum of Natural History in New York City.

Historical mining was conducted along three main structures which are being identified by SilverCrest as the Las Chispas Vein, the William Tell Vein, and the Babicanora Vein. Each of these structures has various extents of underground development and many of the workings are restricted to small scale development on one or two working levels. The most extensive development appears to be along the Las Chispas Vein, where per historical records mining has occurred over a strike length of approximately 1,250 m to a maximum depth of approximately 350 m. Mining at Las Chispas has targeted high-grade mineralization through a series of interconnected stopes. Small scale mining was also conducted from three 30 m tunnels at the La Victoria prospect, located on the southwest portion of the Property.

SilverCrest has gained access to many of the historical workings through extensive mine rehabilitation of approximately 10 km of a known 11.5 km of underground development. Further rehabilitation is programed through 2018.

Access to the Property is very good. A 10 km dirt road, which connects to the paved Highway 89, has been upgraded. The highway connects to Hermosillo, approximately 220 km to the southwest, to Cananea 150 km to the north, or to Tucson, Arizona, approximately 350 km to the northwest. Nearby communities include Banamichi, located 25 km to the south, which is the service community for the nearby Santa Elena Mine operated by First Majestic Silver Corp., and Arizpe located 12 km to the north. The Mercedes Mine operated previously by Yamana, and now Premier Gold Mine Limited, is located 33 km northwest of Las Chispas.

The Property is comprised of 28 mineral concessions totaling 1,400.96 hectares. La Compañia Miñera La Llamarada S.A. de C.V. (Llamarada), which is a Mexican wholly-owned subsidiary of SilverCrest, has acquired title to, or entered into option agreements to purchase the with five concession holders. SilverCrest owns approximately two thirds of the surface rights covering its optioned mining concessions. A 20 year lease agreement for land access and exploration activities to the remaining one third of the surface rights on the mineral concessions is in place with the local Ejido (Ejido Bamori). The map shown in Figure 1 shows the Property layout including mineral concessions and surface rights ownership.

Figure 1: Las Chispas Property and Mineral Concessions Map

574000
576000
578000
580000
582000
UNITED STATES
Los Angeles
San Diego
El Paso
Project Location
Hermosillo
Chihuahua
Durango
MEXICO
Gulf of Mexico
Pacific Ocean
Mexico City
Veracruz
est. 25 km to Banamichi
est. 12 km to Arizpe
89
EJIDO "BAMORI"
RANCHO "CUESTA BLANCA"
RANCHO "BABICANORA"
Panuco II
Lopez
San Gotardo
Nuevo Babicanora
Las Chispas Uno
Guillermo Tell
Limantour
Nuevo Lupena
El Bervano Fracc. 2
Las Chispas
Espiritu Santo Fracc. II
Laura
Cruz
Las Chispas 3 A to F
Fernandez Leal
El Bervano Fracc. 1
La Fortuna
Nuevo BabicanoraFracc. II
Nuevo Babicanora Fracc. 1
Espiritu Santo Fracc. 1
Bavicandora Grande
La Victoria
El Siete
3346000
3344000
3342000
3348000

## LEGEND

- Mineral Concession
- Road

**Surface Rights Ownership**

- Rancho "Babicanora"
- Ejido "Bamori"
- Rancho Cuesta Blanca

**NOTES**
1. Base data source:
SilverCrest
ESRI Map World Topographic Map Service
INEGI 1:50K topo data
2. Mineral concessions and surface rights locations have been surveyed but are approximate

**STATUS**
ISSUED FOR REVIEW

## LAS CHISPAS PROPERTY

### Mineral Concessions

| PROJECTION | DATUM | CLIENT |
|---|---|---|
| UTM Zone 12 | WGS84 | SilverCrest |

Kilometres (scale: 1, 0.5, 0, 1)

FILE NO.
VMIN03018-08_Figure#3-2_Property.mxd

| OFFICE | DWN | CKD | APVD | REV |
|---|---|---|---|---|
| Tt-VANC | BL | MEZ | JB | 0 |

| DATE | PROJECT NO. |
|---|---|
| April 16, 2018 | MIN.VMIN03018-03 |

TETRA TECH

**Figure 3-2**

Las Chispas will require ongoing exploration permits to continue with drilling and exploration activities. SilverCrest currently holds an exploration permit for surface drilling which will need to be extended as of March 28, 2020. SilverCrest submitted an environmental impact statement (MIA) to the Mexican Government’s Secretariat of Environment and Natural Resources (SEMARNAT) along with an application for an underground drilling permit. The permit was authorized on September 19, 2016, for a 10-year period and also authorizes a proposed program to extract a bulk sample up to 100,000 tonnes for off-site test work. Future amendments to the MIA will be required for exploration drifting outside historic areas and building onsite facilities.

No known environmental liabilities exist on the Property from historical mining and processing operations. Soil and tailings testing was conducted as part of the overall sampling that has been ongoing onsite. To date there are no known contaminants. Water quality testing is currently ongoing for a baseline environmental study that is being done onsite.

The mineral deposits are classified as low-intermediate sulphidation epithermal veins, stockwork and breccia zones, where silver mineralization is present as primary minerals argentite/acanthite and secondary minerals stephanite, polybasite and pyrargyrite/proustite. Gold concentration is related to silver mineralization and may occur in trace quantities within the silver-sulphosalts, in addition to an electrum phase. Historical records document the irregular ore shoots of extreme high-grade mineralization which often occur in contact with, and likely in relation to, zones of leached and barren quartz and calcite filled fractures. Dufourcq (1910) describes these zones as commonly occurring horizontally and are a result of leaching, concentrating and redistributing the primary silver sulphides.

The deposits have been emplaced through a felsic to more mafic volcaniclastic sequence associated with volcanism of the upper portion of the Lower Volcanic Series, a dominant member of the Sierra Madre Occidental terrane which hosts similar deposits in northeastern portions of the State of Sonora and northwestern portions of the state of Chihuahua.

Previous exploration work was conducted by Minefinders Corporation Ltd. (Minefinders) between 2008 and 2011. During this period, Minefinders conducted exploration on the Property which was, however, limited by mineral concession rights. Regional activities consisted of geologic mapping and a geochemical sampling program totaling 143 stream sediment and bulk leach extractable gold (BLEG) samples, 213 underground rock chip samples, and 1,352 surface rock chips. The work was successful in identifying three gold targets along the 3 km long structural zone. The most prospective of these targets was interpreted to be an area between the Las Chispas Vein and the Babicanora Vein. Minefinders focused on the furthest western extension of the Babicanora Vein called El Muerto which is the only part of the trend that was acquired by concession and accessible for exploration work. They drilled seven reverse circulation holes, totaling 1,842.5 m from the road to the west and off the main mineralized trends. The program returned negative results and Minefinders dropped the Property in 2012.

SilverCrest Mines Inc. (now a subsidiary of First Majestic Silver Corp.), through its subsidiary Nusantara de Mexico S.A. de C.V., executed options agreements to acquire rights to 17 mineral concessions in September 2015. On October 1, 2015, these mineral concessions were transferred to SilverCrest’s subsidiary Llamarada further to an arrangement agreement among SilverCrest, SilverCrest Mines Inc., and First Majestic Silver Corp. After October 2015, Llamarada obtained the rights to 11 additional mineral concessions.

Before SilverCrest acquired the Las Chispas Property in October 2015, no drilling had been completed on the northwest to southeast mineralized trend which contains the Las Chispas and Babicanora areas.

SilverCrest exploration began work on the Property in February 2016 with a primary focus on the Las Chispas, William Tell and Babicanora veins. From February to October 2016, the Phase I exploration program consisted of surface and underground mapping and sampling, and rehabilitating an estimated 6 km of underground workings. From November 2016 to February 2018, the Phase II exploration program consisted of additional surface and underground mapping and sampling, further rehabilitation of 4 km of underground workings plus auger and trenching of approximately 150,000 tonnes of surface historic waste dumps. The extensive mapping and sampling program being undertaken by SilverCrest has identified that many of the mineralized showings are comprised of narrow and high -grade mineralization as low to intermediate sulphidation epithermal deposits hosted in volcaniclastic rocks.

SilverCrest completed a Phase I and Phase II surface and underground drill program totalling approximately 45,771.8 m in 183 core holes starting in March 2016 and continuing through to February 2018.

Phase I core drilling of 22 holes totaling 6,392.6 m and 4,331 samples targeted near surface mineralization and lateral extensions of previously mined areas in the Las Chispas Vein, in addition to the William Tell Vein and the La Victoria prospect. Phase II core drilling of 161 drillholes totaling 39,379.2 m and 23,121 samples targeted testing unmined portions of the Las Chispas Vein, delineation of the Giovanni, Giovanni Mini, La Blanquita and other unnamed veins, in addition to exploration of the La Varela Vein, all within the Las Chispas Area. Drilling at Babicanora focused on delineating the down plunge and vertical extents of the Babicanora Vein, in addition to exploratory drilling on the Amethyst Vein and the Granaditas target, all within the Babicanora Area.

Drilling on the Babicanora Vein has identified significant silver and gold mineralization along a regional plunging trend which has been named Area 51, based on anchor mineral intersection in hole BA-17-51. The area measures approximately 600 m along strike, 500 m vertically, and remains open down plunge. The top of Area 51 is located at approximately the same elevation as the valley bottom or 200 vertical metres from the ridge crest.

Select highlights of the Phase I drilling results are shown in Table 1, and select highlights from the Phase II drilling results are shown in Table 2. The location of the SilverCrest drilling in the Las Chispas Area is shown in Figure 1 and in the Babicanora Area in Figure 2. Surface collar locations were initially surveyed using a handheld GPS unit, then by a professional surveyor using a differential Trimble GPS. All hole inclinations were surveyed utilizing single shot measurements with a Flex-it® tool. Underground collar locations were surveyed relative to the underground survey network which has been tied in by a professional survey contractor.

Table 1:	Select Highlights from Phase I Drilling Results

Hole No.	Area	From (m)	To (m)	Drilled Thickness (m)	Est. True Thickness (m)**	Au gpt	Ag gpt	AgEq* gpt
LC-16-03	William Tell Vein	172	176	4	1.5	2.03	683	835
includes	William Tell Vein	173	175	2	0.8	3.81	1,102	1388
LC-16-05	Unnamed Vein	149	150	1	0.9	2.10	226	383
and	Las Chispas Vein	167	172	5	4.6	4.56	621	963
includes	Las Chispas Vein	171	172	1	0.8	18.55	2,460	3,851
LC-16-06	Las Chispas Vein	66	67	1	0.7	14.9	1,815	2,932
LC-16-08	Unnamed Vein	143	145	2	1.4	1.58	163	282
and	Las Chispas Vein	171	182	11	7.2	2.41	311	492
includes	Las Chispas Vein	171	176	5	3.3	2.25	276	444
includes	Las Chispas Vein	181	182	1	0.7	14.4	1,900	2,980
LC-16-12	William Tell Vein	118	119	1	0.9	2.40	229	409
LC-16-13	William Tell Vein	168	172	4	3.2	1.08	141	222
includes	William Tell Vein	168	169	1	0.8	3.58	249	517
LC-16-13	New Vein	180	181	1	0.8	4.79	364	723
LC-16-15	William Tell Vein	197.5	199	1.5	1.3	1.94	352	497
LC-16-16	New Vein	93	94	1	0.9	6.57	395	888
LC-16-17	Las Chispas Vein	81	82	1	1	2.27	306	476
LC-16-18	Las Chispas Vein	80	81	1	1	1.55	706	822

Note: all numbers are rounded.
*AgEq based on 75:1 Ag:Au
** All holes were drilled at angles to mineralization and adjusted for true thickness.

Table 2:	Select Highlights from Phase II Drilling Results

Hole No.	From (m)	To (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt	Vein
BA17-04	43.9	53.4	6.6	1.03	328.5	406	Babicanora
BA17-07	207.6	219.6	4.8	4.63	250.9	598	Babicanora
BA17-17	273	276	2.9	5.62	172.7	594	Babicanora
BA17-18	148.9	152.9	3	4.34	130.4	456	Babicanora
BA17-23	131	136	4	0.05	397.4	401	Babicanora
BA17-27	286.5	291	4.1	3.56	137	404	Babicanora
BA17-31	313.7	317.5	3.8	5.65	451.5	875	Babicanora
BA17-33	225.7	228.9	3.1	5.08	570.5	951	Babicanora
BA17-36	241.4	243.5	2	3.65	451.6	725	Babicanora
BA17-38	15	18.6	3.6	4.21	165	481	Babicanora
BA17-42	279.8	282.4	2.2	3.79	388.1	673	Babicanora
BA17-43	324.4	328	3.2	26.95	1,493.60	3,515	Babicanora
BA17-46	6.5	8.1	1.2	54.2	2,020.70	6,086	Babicanora
BA17-47	268.5	272	3.2	4.96	859.1	1,231	Babicanora
BA17-48	289.8	293.2	3.1	6.82	343.1	855	Babicanora
BA17-48	324.2	325.8	1.4	5.1	438.8	821	Babicanora
BA17-49	324.3	326.5	2	18.2	1,791.40	3,158	Babicanora
BA17-50	313.3	318.7	5	1.95	265.2	411	Babicanora

BA17-51	265.9	269.2	3.1	40.45	5,375.20	8,409	Babicanora
BA17-52	340.4	343.9	2.7	7.2	593.9	1,134	Babicanora
BA17-53	363.8	366.7	2.2	3.15	378.9	615	Babicanora
BA17-58	340.7	345.7	3.3	1.96	176.3	323	Babicanora
BA17-63	468.7	473.3	3.5	41.05	1,074.50	4,153	Babicanora
BA18-64	380	383	2.6	2.21	273.3	439	Babicanora
BA18-65	382.6	387.6	3.9	12.13	1,411.60	2,321	Babicanora
UB17-01	33.5	40.9	4.5	1.3	343	440	Babicanora
UB17-03	23	29.9	2.8	3.29	447.2	694	Babicanora
UB17-04	9.1	15.6	5	3.91	182.5	476	Babicanora
UB17-05	7.7	14.5	6.1	4.84	383	746	Babicanora
UB17-09	70.2	77.8	7.6	4.08	196.1	502	Babicanora
UB17-11	85.1	92.5	3.7	2.58	332.6	526	Babicanora
LC17-35	106.5	108.6	2.1	3.4	329.7	585	Giovanni
LC17-37	205.3	207.6	2.3	3.57	577.8	845	Giovanni
LC-17-45	222.3	227.1	4.1	1.71	231.8	360	Giovanni
LC17-68	106	108	2	5.85	1,191.50	1,630	Giovanni
LC17-72	115	119	4	18.61	696.2	2,092	Giovanni
LCU17-04	34.3	42.5	6.3	1.97	241.4	389	Giovanni
LC17-60	100.6	102.7	2.1	2.28	469.5	641	La Blanquita
LC17-61	115.5	117.1	1.6	2.39	516	695	La Blanquita
LC-17-45	159.6	161.9	1.9	50.56	5,018.80	8,803	Las Chispas
LC-17-58	440.8	443	1.32	0.85	172.5	236	Las Chispas
LCU17-02	6.8	10	2.2	9.42	1,369.3	2,076	Las Chispas
LC17-65	243	244.5	1.5	13.22	2,006.7	2,999	Luigi
LC16-30	249.85	251.75	1.5	0.39	427.8	457	William Tell
*AgEq based on 75:1 Ag:Au
** All holes were drilled at angles to mineralization and adjusted for true thickness.

Figure 2: Las Chispas Drilling Overview Map

1,280
1,260
Las Chispas Vein
65°
William Tell Vein
Varela Vein
Giovanni Vein
Giovanni Vein
Las Chispas Vein
Espiritu
Santo
La
Blanquita
La Blanquita
DRILLHOLES
Veins, Stockwork & Breccia
UG Working
Old Working
LAS CHISPAS
LAS CHISPAS
DRILLHOLES
SCALE: 1/5,000
DATE: 19/04/18
FILE: MapInfo
REVISION No:
DRAWN BY:
DEGPC
REVISED BY:

Figure 3: Babicanora Drilling Overview Map

La Blanquita
Babi FW Vein
Amethyst Vein
Babicanora Vein
La Victoria Vein
579,000 mE
579,500 mE
580,000 mE
580,500 mE
581,000 mE
581,500 mE
3,344,000 mN
3,343,500 mN
3,343,000 mN
3,342,500 mN
0
250
500
meters
LAS CHISPAS

Two mineral resource estimates have been prepared for the Las Chispas Property. The first encompasses in situ vein hosted material at the Babicanora, Las Chispas, William Tell and Giovanni veins, and the second encompasses surface stockpiled material remaining from historical operations as waste dumps, waste tailings deposits and as recovered underground muck material.

The vein models were constructed by SilverCrest and reviewed by the Qualified Person (QP) Aranz Leapfrog Geo v.4.1. Block models were constructed by the QP using Geovia GEMS v.6.2. Data was reviewed by the QP in Phinar X10-Geo v.1.4.15.8. The vein models were used to constrain drill hole samples and underground channel samples to be representative of the mineralized vein. Drillhole assays were composited within the vein solid to 1 m intervals, and channel samples were kept at the original sample length which was approximately 1 m. A total of 865 composite drillcore data points and 2,722 underground channel data points were used as the basis for the mineral resource estimate.

One block model was developed for the veins in the Las Chispas Area, which included Las Chispas, William Tell, Giovanni, Giovanni Mini, and La Blanquita, and a second block model was developed for veins in the Babicanora Area which included Babicanora Main, Babicanora Hangingwall and Babicanora Footwall. Area 51 is defined within the Babicanora Main vein model. The block models were established on 2 m by 2m by 2m blocks using the percent model methods in Geovia GEMs to accommodate the vein widths averaging approximately 3 m.

Input parameters for block model interpolation included Ag and Au grades. Metal grades were interpolated using ordinary kriging and inverse distance squared methods using search parameters based on variographic assessment. Where inputs grades were used from underground sampling and drillhole sampling, multiple interpolation passes were used to first isolate underground sample in short range searches, following by larger searches which included both underground sampling and drillhole sampling. Where only drillhole sampling was available, single interpolation passes were used.

A fixed bulk density value of 2.55 t/m3 was applied to all materials within the block model. Bulk density was measured in 72 laboratory wax coated bulk density tests on mineralized and non-mineralized rock samples, and 641 insitu specific gravity measurements collected by SilverCrest. Additionally, independent bulk density testwork completed by the QP were undertaken.

Excavation models were developed for historical underground workings within the Las Chispas vein, William Tell Vein and Giovanni veins based on SilverCrest underground mapping and historical records when available. The excavation models were superimposed onto the vein models, and the material volumes removed from the mineral resource estimate computations. Additionally, the Las Chispas estimate did not include any material below the 900 level workings (approximately 900 metres above sea level (masl)) due to limited mapping and sampling in this area.

A total of 41 historical stockpiles were mapped, surveyed and sampled by SilverCrest between July 2017 and January 2018. The sample collection program included trenching and auger sampling resulting in 1,340 samples. The stockpile surveys were used in combination with average trench depths and an estimated bulk density value of 1.7 t/m3 to estimate volume and tonnages for each stockpile, and the sample grades were averaged. Stockpiles with average grade of >100 gpt AgEq, were tabulated and classified as Inferred Mineral Resources.

The estimates are effective as of February 12, 2018, and are summarized in Table 2. A detailed breakdown of the vein estimates is included in Table 3 and details of the stockpile estimate are included in Table 4. These estimates adhere to guidelines set forth by National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Best Practices. All estimates prepared for the Las Chispas Property have been classified as Inferred using CIM Definition Standards.

Table 2:	Summary of Mineral Resource Estimates for In Situ Vein Material and Surface Stockpile Material at the Las Chispas Property, Effective February 12, 2018

Type	Cut-off Grade (gpt AgEq2 )	Classification[1]	Tonnes	Au (gpt)	Ag (gpt)	AgEq [2] gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq [2] Ounces
In Situ Vein	150	Inferred	3,269,000	3.75	305	586	394,000	32,011,000	61,580,000
Stockpile	100	Inferred	174,500	1.38	119	222	7,600	664,600	1,246,100
Overall		Inferred	3,443,500	3.63	296	568	401,600	32,675,600	62,826,100

1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

3)	All numbers are rounded. Overall numbers may not be exact due to rounding.
4)	In situ vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m minimum true width, and surface stockpile resource is reported using a 100 gpt AgEq cut-off.
5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Table 3:	Mineral Resource Estimate for In Situ Vein Material at the Las Chispas Property, Effective February 12, 2018

Vein	Classification	Average True [1] Width	Tonnes	Au (gpt)	Ag (gpt)	AgEq[2] gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq[2] Ounces
Babicanora [4]	Inferred	3.2	1,894,000	5.41	361	766	329,000	21,952,000	46,640,000
Includes Area 51	Inferred	2.7	967,000	7.43	469	1,026	231,000	14,581,000	32,247,000
Las Chispas	Inferred	3	171,000	2.39	340	520	13,000	1,874,000	2,861,000
Giovanni [4]	Inferred	2	607,000	1.37	237	340	27,000	4,633,000	6,641,000
William Tell	Inferred	1.5	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Total	Inferred		3,269,000	3.75	305	586	394,000	32,011,000	61,580,000

1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

3)	All numbers are rounded. Overall numbers may not be exact due to rounding.
4)	Babicanora resource includes the Babicanora Vein and Babicanora Footwall Vein and Giovanni resource includes the La Blanquita extension and Giovanni mini Vein.
5)	Resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m minimum true width.
6)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Table 4:	Mineral Resource Estimate for Surface Stockpile Material at the Las Chispas Property, Effective February 12, 2018

Stockpile Name	Tonnes	Au (gpt)	Ag (gpt)	AgEq (2) (gpt)	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq (2) Ounces
North Chispas 1	1,200	0.54	71	111	20	2,700	4,200
La Capilla	14,200	4.92	137	506	2,300	62,700	231,600
San Gotardo	79,500	0.79	121	180	2,000	308,100	459,600
Lupena	17,500	1.38	79	182	800	44,300	102,700
Las Chispas 1 (LCH)	24,200	0.78	125	183	600	97,000	142,500
Las Chispas 2	1,100	1.23	236	329	40	8,100	11,300
Las Chispas 3 (San Judas)	1,000	2.05	703	857	100	22,400	27,300
La Central	3,800	0.75	116	172	100	14,300	21,200
Chiltepines 1	200	0.87	175	240	0	800	1,200
Espiritu Santo	1,700	0.52	94	133	30	5,000	7,100
La Blanquita 2	4,600	0.53	118	158	100	17,500	23,400
El Muerto	5,800	2.52	79	268	500	14,900	50,200
Sementales	800	4.38	47	376	100	1,200	9,700
Buena Vista	400	4.62	57	403	100	700	5,100
Babicanora	10,300	1.81	56	192	600	18,500	63,300
Babicanora 2	1,000	2.63	276	473	100	8,900	15,300
El Cruce & 2,3	100	0.75	39	96	3	200	400
Babi stockpiled fill	800	1.8	120	255	50	3,100	6,600
LC stockpiled fill	300	2.5	243	431	20	2,300	4,200
Las Chispas u/g backfill	2,000	2.1	243	431	100	16,500	26,600
Babicanora u/g backfill	4,000	1.8	120	255	200	15,500	32,800
TOTAL	174,500	1.38	119	222	7,600	664,600	1,246,100

1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

2)	All numbers are rounded. Overall numbers may not be exact due to rounding.
3)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

4)	Resource is reported using a 100 gpt AgEq cut-off grade.
5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources

In August, 2017, SilverCrest conducted preliminary metallurgical testwork using 19 drillcore samples from the Las Chispas and Babicanora veins that were combined into three composite samples. The testwork conducted at SGS Mineral Services in Durango, Mexico, included standard bottle rolls with 85% of material passing 150 mesh, pH at 11-11.5, 48% solids, and retention time of 50 hours. The results after 50 hours were an average of 98.9% gold recovery and 86.6% silver recovery. NaCN consumption rates averaged 1.5 Kg/t and CaO consumption rates averaged 1.4 Kg/t.

Based on the exploration results received to date, the QP concluded that the Las Chispas Property comprises an extensive mineralizing system and merits further work to continue to characterize the internal variability and extents of the Las Chispas, Babicanora, William Tell and Giovanni Veins, and to explore the numerous veins not yet tested. A Phase III program including additional underground channel sampling, dedicated metallurgical testwork on the historical in situ/muck/stockpiles, expansion and infill drilling along multiple veins, exploration decline at Area 51, baseline work and permitting has been recommended. Results should be incorporated into an updated mineral resource technical report and preliminary economic assessment. A cost estimate for this program is included below.

Table 5:	Cost Estimate for Recommended Work on the Las Chispas Property

Item	Units	Cost Estimate (USD$000)
Additional underground channel sampling and structural mapping	4,000 samples	300
Dedicated sampling and metallurgical testwork on historical insitu and muck material	50 samples and testwork	100
Expansion and infill drilling along multiple veins	45,000 m (surface and underground)	9,000
Area 51 decline and exploration	1,000 m	3,000
Baseline work and permitting	Decline, explosives, added drilling	200
Water exploration, permitting and purchase	All rights for water use	300
Update resource and technical report	Technical Report	100
Preliminary economic assessment		200
Mexico admin and labor		1,300
Corporate support		500
Total		15,000

4.3.2	Cruz de Mayo Property

The information in this Annual Information Form with respect to Cruz de Mayo is based on the executive summary extracted from a technical report entitled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico” effective August 15, 2015, as amended September 15, 2015, pertaining to Cruz de Mayo (the “Cruz de Mayo Report”) that was commissioned by and prepared for SilverCrest Mines and SilverCrest Metals by Tetra Tech Canada Inc. in compliance with NI 43-101. Mr. P. James F. Barr is the author of the Cruz de Mayo Report and is a “Qualified Person” and considered “independent” as both those terms are defined in NI 43-101. The Cruz de Mayo Report is incorporated by reference in its entirety into this Annual Information Form.

The following summary does not purport to be a complete summary of Cruz de Mayo and is subject to all the assumptions, qualifications and procedures set out in the Cruz de Mayo Report and is qualified in its entirety with reference to the full text of the Cruz de Mayo Report. Readers should read this summary in conjunction with the Cruz De Mayo Report which may be inspected at the head office of SilverCrest Metals at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours. It can also be accessed under SilverCrest Metals’ profile on SEDAR at www.sedar.com.

Property Description and Ownership

Cruz de Mayo is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km north east of Hermosillo. The project is located 35 km directly northeast, and approximately 150 km total distance when travelled by paved road, of the Santa Elena mine. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. Cruz de Mayo was transferred to SilverCrest Metals as part of the friendly acquisition of SilverCrest Mines by First Majestic. SilverCrest Metals has 100% ownership of the Cruz de Mayo 2 and El Gueriguito concessions through La Llamarada. The El Gueriguito concession is subject to a 2.5% NSR, to a maximum of U.S.$1,000,000. The surface rights to both concessions are held by a local rancher. Ownership of the mineral concessions provides the legal right to exploration on the concession, however, SilverCrest Mines has historically notified the land owner for permission and access to the property.

Geology and Mineralization

Cruz de Mayo is located in the north-central part of the Sierra Madre Occidental, on the western flank of the Moctezuma River valley. The geology of the property consists of a sequence of felsic to intermediate volcanic and volcaniclastic rocks that have been thrust over andesite rocks in the footwall. The thrust sequence gives rise to the northwest trending ridge that is host to the deposit.

Mineralization is largely restricted to a series of discontinuous quartz veins that occupy the broad deformation zone created by the thrust fault. Cruz de Mayo is categorized as a low-sulphidation, epithermal silver deposit with minor gold, copper, and zinc. Mineralization occurs in banded quartz veins, stockwork and breccia and is commonly associated with silver sulfosalts, fluorite, calcite and minor sulphides. Iron oxides, including limonite, jarosite, goethite and hematite are also commonly associated with mineralization.

It is postulated that the structural deformation associated with the thrust fault provided a conduit system for mineralizing fluids, and was further enhanced by an increase in porosity and heterogeneity in the rhyolitic and volcaniclastic rocks.

Drilling and Exploration

The property has been the focus of small-scale exploration and mining efforts for over one hundred years. Records and local sources indicate that mining took place on the property prior to the Mexican Revolution in 1910, and on and off between 1945 and 1970. Unofficial reports suggest that approximately 5,000 tonnes of ore mined from the Cruz de Mayo deposit were shipped to the nearby La Caridad smelter for flux at a grade of 0.5 g/t gold and 150 g/t silver. No official records exist of this and no old tailings remain onsite.

Previously, SilverCrest Mines carried out a number of exploration programs since acquiring the property in 2005, including over 15,000 metres of reverse circulation and diamond drilling. SilverCrest Metals has recently completed acquisition and assessment review of the exploration potential in the concessions. The results of this work have been reviewed in detail as part of the resource update.

Four separate metallurgical test programs have been completed between 2007 and 2012 by SilverCrest Mines. The results of these test programs indicate that the mineralized samples leached favourably with cyanide, however, the results pertaining to metal recovery are inconclusive at this stage. Silver recoveries ranged from 25% to 91%, and gold recoveries ranged from 51% to 95%, depending on test work parameters and conditions.

Mineral Resource Estimates

Tetra Tech updated the resource estimates for Cruz de Mayo using Gemcom GEMS v. 6.6 modelling software. The estimate includes drilling results up to the end of 2012. The effective date for this work is August 15, 2015, as amended September 15, 2015.

For the purpose of defining a suitable grade cut-off, the resource estimate is contemplated to support an autonomous onsite coarse crushing heap leach operation with both open pit and underground resource potential. The project was previously contemplated (EBA, 2011) as a remote open pit operation feeding material to the newly expanded Santa Elena Mine heap leach and processing plant, however, this is no longer considered for the project.

The updated resource estimate includes an additional 74 diamond drill and reverse circulation holes (9,304.8 metres), and a total of 4,764 samples which have been collected across the property since the previous technical report. Drilling was completed in mid-2012.

The resource was constrained within a geological model and within a 15 g/t silver mineralized 3D wireframe. A block size of 10 m x 10 m x 5 m was chosen for the model, and grades interpolated into the blocks using the inverse distance squared methodology. Silver grades are capped at 700 g/t and gold grades are capped at 1 g/t.

The results of the 2015 resource estimate are provided in the table below.

INDICATED
Target	AgEq Cut- off gpt	SG	Tonnage	Ag gpt	Au gpt	AgEq gpt	Contained Ag oz	Contained Au oz	Contained AgEq oz
Open Pit	45	2.544	396,000	114	0.17	131	1,457,000	2,000	1,663,000
Underground	120	2.544	396,000	170	0.25	193	2,173,000	3,000	2,466,000
Total Indicated		2.544	792,000	142	0.21	162	3,630,000	5,000	4,129,000
INFERRED
Target	AgEq Cut- off gpt	SG	Tonnage	Ag gpt	Au gpt	AgEq gpt	Contained Ag oz	Contained Au oz	Contained AgEq oz
Open Pit	45	2.544	76,000	77	0.29	105	189,000	1,000	257,000
Underground	120	2.544	249,000	145	0.24	167	1,157,000	2,000	1,336,000
Total Inferred		2.544	325,000	129	0.25	152	1,346,000	3,000	1,592,000

Notes:

-	Mineral resources are classified by Tetra Tech and conform to NI 43-101 and CIM definitions for resources. Mineral Resources have been estimated from geological evidence and limited sampling;
-

Mineral resources are not mineral reserves and do not have demonstrated economic viability. In addition, inferred mineral resources are highly speculative and have a high degree of uncertainty. It cannot be assumed that any part of the inferred resources will be upgraded to a higher category with additional work;

-	AgEq calculations incorporate metal prices of U.S.$16/oz Ag and U.S.$1,100/oz Au, metal recoveries of 55% Ag and 75% Au for a Ag:Au metal value ratio of 93.75;
-	Tonnage and contained ounces have been rounded to the nearest thousand; and
-

Mineral Resources for Cruz de Mayo are reported using a base case of 45 gpt AgEq cut-off for open pit resources and 120 gpt AgEq for underground resources. Cut-off grades were estimated from metal prices and recoveries used for AgEq calculation and mining costs from similar mining projects in Mexico.

Conclusions and Recommendations

Cruz de Mayo is host to a near-surface, low-sulphidation epithermal silver deposit, located in Sonora, Mexico. Additional drilling on the property warranted a re-examination of the previous Mineral Resource Estimates reported in 2007 and 2011, which is part of the NI 43-101 report. The estimates completed by Tetra Tech show a significant upgrade in resources from the inferred to the indicated categories, while reducing the overall tonnage from previous estimates.

The following recommendations are suggested for further work at Cruz de Mayo:

•	Evaluation of nearby potential acquisitions for expansion of resource.

•	Carry out more metallurgical work to define optimal recoveries

•	Resampling or twinned hole programs in areas with assays obtained exclusively with 4 acid digest.

•	Increase drillhole density in areas with potential to host high-grade shoots

The following budget is suggested:

Recommendation Phase I (12 months)	Future Work	Estimated Cost (U.S.$)
Land Acquisition	Acquire additional concessions adjacent property	$20,000
Drilling	Drill new target area for estimated 1,200m of drilling	$180,000
Analysis	Geochemical analysis of drill samples	$20,000
Total cost Phase I		$220,000

Phase II
Additional Drilling	Infill drilling program of estimated 5,000m	$750,000
Analysis	Geochemical analysis of drill samples	$75,000
Metallurgical Test Work	Amenability to leaching	$50,000
Resource Estimation	Modeling and analysis	$50,000
Total cost Phase II		$925,000

*Based on results and success of Phase I

4.3.3	Other Exploration Properties

Huasabas Property

The Huasabas property is located approximately 190 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Huasabas (estimated population 1,000) is located approximately 15 kilometres to the southeast of the property. The property consists of one concession totalling 800 hectares.

During 2015, the Company conducted general exploration including mapping, sampling and geochemical analysis on the Huasabas property.

In early 2016, the Company completed approximately 1,091 metres of drilling in five core holes. Drill results indicate the presence of a large epithermal system with up to 225 metres of drill intercepted breccias, stockwork veining and banded veins in Tertiary volcanics. Geochemical assay results show that the near surface mineralization is close to the top of the epithermal system with strong Au-Ag-Ba- Sb-As-Hg anomalies. Drill results for the first five holes showed multiple intercepts from 5 to 10 metres wide grading 0.1 to 0.3 grams per tonne gold and 5 to 15 grams per tonne silver. Having established the presence of a large epithermal system, the Company’s next steps will be to test the system’s extensions to determine the presence of potential economic mineralization. Given the results and the minimal holding cost for the project, the Company's current plan is to maintain the property for future work, and has no current expenditure plans on this property.

Future payments, obligations or known future taxes payable in respect of the Huasabas property are expected to total approximately U.S.$1,000 per year.

Silver Angel Property

The Silver Angel property is located approximately 165 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 kilometres to the west of the property. The property consists of one concession totalling 619 hectares.

At this time, the Company has no plan to perform any work on the Silver Angel property. Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately U.S.$10,000 per year.

Estacion Llano Property

The Estacion Llano property is located approximately 140 kilometres north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (estimated population 1,000) is located approximately 8 kilometres to the east of the property. Also, Alio Gold Inc.’s San Francisco mine is adjacent to the property, which consists of one concession totalling 2,379 hectares.

At this time, the Company has no plan to perform any work on the Estacion Llano property. This property is currently subject to litigation and, depending on the outcome, may not ultimately be transferred to the Company. As a result, there are no known future payments, obligations or known future taxes payable in respect of the Estacion Llano property except for concession payments of approximately U.S.$40,000 per year.

Guadalupe Property

The Guadalupe property is located approximately 110 kilometres northwest of Durango City, Durango, Mexico. The community of Gavilanes (estimated population 145) is located adjacent to the property, and San Miguel de Cruces (estimated population 1,800) is approximately 25 kilometres north. The property consists of one concession totalling 4,762 hectares.

On February 28, 2018, the Company and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold, entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was U.S.$500,000 plus value added tax (IVA) to be paid as follows: U.S.$100,000 plus IVA on signing of the agreement (received); U.S.$100,000 plus IVA no later than 12 months from the date of signing the agreement; and U.S.$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

5.	DIVIDENDS

5.1	Dividends

Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6.	CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 64,640,203 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The common shares of the Company are listed for trading on TSX-V under the symbol “SIL”. The monthly high and low closing prices and total trading volumes for the Company’s common shares on the TSX-V during fiscal 2017 are as set out below:

	High	Low
Month	($)	($)	Volume
January 2017	2.57	2.36	1,303,020
February 2017	2.69	2.28	1,159,909
March 2017	2.64	1.98	1,414,218
April 2017	2.05	1.56	1,282,750
May 2017	2.14	1.62	807,700
June 2017	2.04	1.67	523,854
July 2017	1.91	1.66	418,640
August 2017	1.90	1.58	738,472
September 2017	1.64	1.41	930,836
October 2017	1.52	1.21	1,008,297
November 2017	1.50	1.14	2,157,688
December 2017	1.83	1.30	2,081,271

Certain warrants of the Company are listed for trading on TSX-V under the symbol “SIL.WT”. The monthly high and low closing prices and total trading volumes for the Company’s warrants on the TSX-V during fiscal 2017 are as set out below:

	High	Low
Month	($)	($)	Volume
January 2017	0.60	0.40	148,450
February 2017	0.55	0.40	80,100
March 2017	0.75	0.52	13,600
April 2017	0.53	0.40	27,740
May 2017	0.50	0.39	28,960
June 2017	0.50	0.45	21,000
July 2017	0.47	0.35	10,400
August 2017	0.37	0.20	40,000
September 2017	0.25	0.20	73,000
October 2017	0.31	0.24	14,050
November 2017	0.26	0.26	10,000
December 2017	0.26	0.22	28,000

8.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

8.1	Escrowed Securities

To the Company’s knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9.	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director’s office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Date of
Name, Province and		Appointment as	Principal Occupation Within
Country of Residence	Office	Director	the Five Preceding Years
Graham C. Thody(1) British Columbia, Canada	Chairman and Director	Director since August 6, 2015

Retired Chartered Professional Accountant; Consultant to UEX Corporation (“UEX”) from January 2014 to December 2015; President and Chief Executive Officer of UEX from November 2009 to January 2014; Chairman of UEX since January 2015; Chairman of Goldsource Mines Inc. (“Goldsource”) from February 2014 to January 2018; and Director of several publicly listed mineral exploration companies

N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015

Chief Executive Officer of the Company since June 2015; President of the Company from August 2015 to January 1, 2018, and; Chief Operating Officer of Goldsource since June 2010; Executive Chairman of Goldsource since January 2018; Chief Operating Officer, from May 2003 to October 2015, and President, from June 2013 to February 2015, of SilverCrest Mines; President of Maverick (Mining) Consultants Inc. since July 2001; and Market Director of EBA Engineering Consultants Ltd., from October 2003 to October 2013

Dunham L. Craig(2)(3) British Columbia, Canada	Director	Director since August 6, 2015

Interim Chief Executive Officer of the Company from August 2016 to December 2016; Interim President of SilverCrest Mines from February 2015 to October 2015; President of Geologix Exploration Inc. (“Geologix”) from September 2005 to June 2016; Chief Executive Officer of Geologix from May 2006 to June 2016; and Chairman of the Board of Directors of Geologix since June 2016; and

Ross O. Glanville(1)(2) British Columbia, Canada	Director	Director since August 6, 2015	Professional Mining Engineer; President of Ross Glanville & Associates Ltd. since October 1990; and Director of a publicly listed mining company

George W. Sanders(1)(3) British Columbia, Canada	Director	Director since August 6, 2015	Corporate Financial Consultant; and President of Goldcliff Resource Corporation since March 2007

Date of
Name, Province and		Appointment as	Principal Occupation Within
Country of Residence	Office	Director	the Five Preceding Years
John H. Wright(2)(3)	Director	Director since January 1, 2017	Member of Business Development of Capstone Mining Corp. since December 2006

Christopher Ritchie Toronto, Canada	President	N/A	President of the Company since January 1, 2018; Director at National Bank of Canada from 2014 to 2017; and Equity Sales at Canaccord Financial from 2007 to 2014.

Anne Yong British Columbia, Canada	Chief Financial Officer	N/A

Chief Financial Officer of the Company since January 2017; Corporate Controller of the Company from October 2015 to December 2016; Corporate Compliance and Disclosure Officer of SilverCrest Mines from September 2014 to October 2015; Manager of the Public Company Assurance Group at a local mid-sized Chartered Professional Accountant firm from September 2007 to August 2014; and Securities Analyst on secondment with the British Columbia Securities Commission from August 2012 to August 2013.

Nicholas Campbell British Columbia, Canada	Vice President, Business Development	N/A

Vice President, Business Development of the Company since October 2016; Chief Financial Officer of Goldsource since January 2016; President of Campbell Advisory Services Inc. since June 2014; and Mining Analyst at Canaccord Adams from October 2007 to November 2013

Michael Rapsch British Columbia, Canada	Vice President, Corporate Communication	N/A

Vice President, Corporate Communications since December 2015 and Manager of Corporate Communications of the Company from November 2015 to December 2015; and Manager of Corporate Communications from November 2011 to February 2015 and Vice President, Corporate Communications of SilverCrest Mines from February 2015 to October 2015

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm (since 1993)

______________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 6,740,056 common shares or 10% of the then issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days

(collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”) (now First Mining Finance Corp.) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX-V reinstated the trading of Clifton’s stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

N. Eric Fier, Graham C. Thody and George W. Sanders were directors and/or executive officers of SilverCrest Mines in December 2010 when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. (“Strathclair”), a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011 through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Ross Glanville was also a director of Starfield Resources Inc. (“Starfield”), a company which filed a notice of intention to make a proposal (“Notice of Intention”) pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers (“PwC”) was appointed as the trustee in Starfield’s proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for the Company to file a proposal expired at the end of the day on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with PwC, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield was deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013 and PwC became the trustee in bankruptcy of Starfield. Starfield also announced that all the directors of Starfield and its subsidiaries resigned effective as at the close of business on June 28, 2013.

9.3	Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company. In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors’ and officers’ conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

10.1	Legal Proceedings

There are no legal proceedings in the Company’s last financial year which are and to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

10.2	Regulatory Actions

During the Company’s last financial year:

(a)	no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b)

no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company’s securities; and

(c)	no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

11.1	Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the person or companies referred to above, has any material interest, direct or indirect, in any transactions since the Company’s incorporation on June 23, 2015, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

12.	TRANSFER AGENT AND REGISTRARS

12.1	Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia) is the transfer agent and registrar for the Common Shares of the Company.

13.	MATERIAL CONTRACTS

13.1	Material Contracts

Other than the following contracts, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):

(a)

Underwriting Agreement dated December 19, 2017 between SilverCrest Metals and National Bank Financial Inc., PI Financial Corp., Cormark Securities Inc. and Eight Capital in respect of the 2017 Private Placement. See “General Development of the Business – Three Year History”.

(b)	Warrant Indenture Providing for the Issue of Warrants, dated December 19, 2017, between SilverCrest Metals and Computershare Trust Company of Canada.

14.	INTERESTS OF EXPERTS

14.1	Names of Experts

Davidson & Company LLP is the external auditor of the Company, and such firm has prepared an auditor’s report dated February 21, 2018, with respect to the Company’s consolidated financial statements as at and for the financial year ended December 31, 2017, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). Davidson & Company LLP are independent within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

P. James F. Barr, P.Geo of Tetra Tech Canada Inc. is the author of the Las Chispas Report entitled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective February 12, 2018, as amended May 9, 2018, and filed on SEDAR at www.sedar.com.

P. James F. Barr, P.Geo of Tetra Tech Canada Inc. is the author of the Cruz de Mayo Report entitled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico” dated effective August 15, 2015, as amended September 15, 2015, and filed on SEDAR at www.sedar.com.

14.2	Interests of Experts

To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by each expert named under “Names of Experts” when the particular expert’s report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

15.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information in respect of 2017, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for the Company’s annual general meeting of shareholders to be held on May 31, 2018. Such information for 2016 is contained in the Company’s information circular dated April 13, 2017 for the Company’s last annual general meeting of shareholders held on May 31, 2017.

Additional information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2017.